As filed with the Securities and Exchange Commission on
                                February 14, 2000

                                File No. 70-9533

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        PRE-EFFECTIVE AMENDMENT NO. 2 TO
                             APPLICATION-DECLARATION
                                   ON FORM U-1
                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


SCANA CORPORATION
SOUTH CAROLINA ELECTRIC AND
         GAS COMPANY
SOUTH CAROLINA GENERATING
         COMPANY, INC.
SOUTH CAROLINA FUEL
         COMPANY, INC.
SOUTH CAROLINA PIPELINE
         CORPORATION
SCANA ENERGY MARKETING INC.
SCANA ENERGY TRADING, LLC
SCANA PROPANE GAS, INC.
SCANA PROPANE STORAGE, INC.
SCANA COMMUNICATIONS, INC.
SERVICECARE INC.
PRIMESOUTH, INC.
PALMARK, INC.
PALMETTO LIME, LLC
SCANA RESOURCES, INC.
SCANA DEVELOPMENT
         CORPORATION
SCANA PETROLEUM
         RESOURCES, INC.
SCANA SERVICE COMPANY
1426 Main Street
Columbia, South Carolina  29201
PUBLIC SERVICE COMPANY OF
         NORTH CAROLINA,
         INCORPORATED
SONAT PUBLIC SERVICE
         COMPANY LLC
CLEAN ENERGY ENTERPRISES
CARDINAL PIPELINE COMPANY, LLC
PINE NEEDLE LNG COMPANY, LLC
PSNC BLUE RIDGE CORPORATION
PSNC CARDINAL PIPELINE COMPANY
PSNC PRODUCTION CORPORATION
400 Cox Road
Gastonia, North Carolina 28054

                    (Name of companies filing this statement
                  and addresses of principal executive offices)

                                SCANA Corporation

                    (Name of top registered holding company)

                                 Kevin B. Marsh
                                H. Thomas Arthur
                                SCANA Corporation
                                1426 Main Street

                         Columbia, South Carolina 29201
                            Telephone: (803) 217-9000
                            Facsimile: (803) 217-9336

                   (Names and addresses of agents for service)

                    The Commission is also requested to send
                 copies of any communication in connection with
                                 this matter to:

                                 William S. Lamb
                               Sheri E. Bloomberg
                               Markian M.W. Melnyk
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                               125 W. 55th Street
                            New York, New York 10019
                            Telephone: (212) 424-8000
                            Facsimile: (212) 424-8500

                  The Applicants hereby amend and restate their application as follows:

Item 1.  DESCRIPTION OF THE PROPOSED TRANSACTION

         A.       Introduction and General Request

                  1.       General

     SCANA Corporation, a South Carolina Corporation ("SCANA"), filed an Application/Declaration on Form U-1 (File No. 70-9521) (the "Merger U-1") with the Securities and Exchange Commission (the "Commission") under Section 9(a)(2) and Section 10 under Section (3)(a)(1) pursuant to Rule 2 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), seeking approvals relating to the proposed acquisition by SCANA of Public Service Company of North Carolina, Incorporated, a North Carolina Corporation ("PSNC"), pursuant to which PSNC will become a wholly owned subsidiary of SCANA (the "Merger"), and for other related transactions. SCANA will register as a holding company under the Act upon the consummation of the proposed acquisition contemplated in the Merger U-1. Each of the entities that will be directly or indirectly owned subsidiaries of SCANA upon consummation of the acquisition described in the Merger U-1 is referred to herein individually as a "Subsidiary" and collectively as "Subsidiaries". For purposes of sections E.3., "Non-Utility Subsidiaries",
E.4.a., "Guarantees", and E.5., "Changes in Capital Stock of Wholly Owned Subsidiaries", the terms "Subsidiary" and "Subsidiaries" shall also include other direct or indirect subsidiaries that SCANA may form after the Merger with the approval of the Commission, pursuant to the Rule 58 exemption or pursuant to
Section 34 of the Act. SCANA and the Subsidiaries are sometimes hereinafter collectively referred to as the "SCANA System" or as the "Applicants". For
purposes of section E.4.b., "Money Pool", the term "Subsidiary" or "Subsidiaries" shall include only the companies specifically named on the cover and on the signature page of this

Application/Declaration. SCANA Propane Gas, Inc. and SCANA Propane Storage, Inc. are included in this Application/Declaration solely with respect to section H, "Tax Allocation Agreement". The Commission is asked to reserve jurisdiction over the participation in the relevant money pool of future companies formed by SCANA until a specific post-effective amendment is filed, naming the subsidiary to be added as a participant in the relevant money pool.

     2. General Request

     This Application/Declaration seeks the authorization and approval of the Commission with respect to the ongoing financing activities, the provision of intra-system services, and other matters pertaining to SCANA and PSNC and their subsidiaries after giving effect to the Merger and registration of SCANA as a holding company. Specifically, this Application/Declaration seeks the following authorizations and approvals of the Commission:

     (a) In order to ensure that the SCANA System is able to meet its capital requirements immediately following registration and plan its future financing, SCANA and its Subsidiaries hereby request authorization for financing transactions for the period beginning with the effective date of an order issued pursuant to this filing and continuing for a period of three (3) years from the date of such order (the "Authorization Period").

     (b) SCANA also hereby requests that the Commission approve the designation of SCANA Service Company (as defined below) as a subsidiary service company in accordance with the provisions of Rule 88 of the Act and the Services Agreement (as defined below) as a basis for SCANA Service to comply with Section 13 of the Act and the Commission's rules thereunder.

     (c) SCANA also requests that the Commission approve the issuance of 10.0 million shares of common stock under dividend reinvestment and stock-based management incentive and employee benefit plans pursuant to Sections 6(a) and 7 of the Act, all as more specifically described below.

     (d) SCANA also requests the Commission approve the aggregate financing request in the amount of $2.385 billion, representing financing authorizations relating to equity securities and debt as more fully described in this Application/Declaration.

     (e) SCANA also requests the authorization and approval of the Commission under other sections of the Act and applicable rules and regulations of the Commission promulgated thereunder with respect to intrasystem guarantees, the formation and operation of a Utility Money Pool and a Non-Utility Money Pool and the payment of dividends out of capital or unearned surplus by PSNC described in this Application/Declaration.

     (f) SCANA also requests that the Commission approve an exemption from Rule 45 with respect to SCANA's agreement for the allocation of consolidated tax among SCANA and the Subsidiaries (the "Tax Allocation Agreement"). SCANA requests that the Commission reserve jurisdiction over the implementation of the Tax Allocation Agreement until such time as the matter can be more fully considered by the Commission.

     B. Description of the Parties to the Transaction

     Following the consummation of the Merger, SCANA will have three operating public utility company subsidiaries (the "Utility Subsidiaries"): South Carolina Electric & Gas Company ("SCE&G"), a public utility company engaged (i) in the generation, transmission, distribution and sale of electricity and (ii) in the purchase and sale of natural gas in South Carolina, having electric service extending into 24 counties and natural gas operations encompassing all or part of 31 counties in South Carolina; South Carolina Generating Company, Inc. ("GENCO"), which owns and operates the Williams Station generating facility in Goose Creek, South Carolina, selling electricity solely to SCE&G; and PSNC, a public utility company franchised to serve a 31-county area in North Carolina, transporting, distributing and selling natural gas to approximately 340,000 residential, commercial and industrial customers in 95 cities in North Carolina. A list of SCANA's other Subsidiaries is set forth on the cover of this filing and in the Merger U-1 and the exhibits thereto. All of SCANA's direct and indirect Subsidiaries, other than the Utility Subsidiaries, are herein called the "Non-Utility Subsidiaries".

     SCANA Service Company, a subsidiary service company incorporated in the State of South Carolina ("SCANA Service"), will enter into a services agreement (the "Services Agreement") with each of the Subsidiaries in the SCANA system. (A copy of the form of the Services Agreement as well as an appendix entitled "Service Company Policy and Procedures" are filed as Exhibits C-1 and C-2, respectively.) SCANA Service will provide SCANA, PSNC and the other companies of the SCANA system with a variety of administrative, management, environmental and support services, either directly or through agreements with associate or non-associate companies, as needed.

     The authorized capital stock of SCANA Service consists of 1,000 shares of common stock, no par value per share, issued to SCANA for $1,000. Upon consummation of the Merger, all issued and outstanding shares of SCANA Service common stock will remain held by SCANA.

     C. Overview of the Financing Request

     The Applicants hereby request authorization to engage in the financing transactions set forth herein during the Authorization Period. The approval by the Commission of this Application/Declaration will give the Applicants the flexibility that will allow them to respond quickly and efficiently to their financing needs and to changes in market conditions, allowing them to efficiently and effectively carry on competitive business activities designed to provide benefits to customers and shareholders. Approval of this Application/Declaration is consistent with existing Commission precedent, both for newly registered holding company systems (see e.g., New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997); Ameren Corporation, Holding Co. Act Release No. 26809 (Dec. 30, 1997); Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26, 1998); and Dominion Resources, Inc., Holding Co. Act Release No. 27112 (Dec. 15, 1999)) and holding company systems that have been registered for a longer period of time (see e.g., The Columbia Gas System, Inc., Holding Co. Act Release No. 26634 (Dec. 23,
1996); Gulf States Utilities Company, Holding Co. Act Release No. 26451 (Jan. 16, 1996)).

     The financing authorizations requested herein relate to (i) (a) external issuances by SCANA of common stock, long-term debt, short-term debt, and other securities for cash and (b) the entering into by SCANA of transactions to manage interest rate risk ("hedging transactions"); (ii) issuances of debt securities (including commercial paper) and the entering into of hedging transactions by the Utility Subsidiaries to the extent not exempt pursuant to Rule 52; (iii) issuances by Non-Utility Subsidiaries of debt securities which are not exempt pursuant to Rule 52; (iv) the establishment of a utility money pool (the "Utility Money Pool") and a non-utility money pool (the "Non-Utility Money Pool") and the issuance of intra-system guarantees by SCANA and the Non-Utility Subsidiaries on behalf of the Subsidiaries; (v) the ability of wholly owned Subsidiaries to alter their capital stock in order to engage in financing transactions with their parent company and to engage in a reverse stock split to reduce franchise taxes, subject, in the case of Utility Subsidiaries, to the approval of, if required, a state utility commission in a state where the utility is incorporated and doing business; (vi) the ability of PSNC and its Subsidiaries to pay dividends out of capital or unearned surplus; and (vii) the formation of financing entities and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to this Application/Declaration or pursuant to applicable exemptions under the Act, including intra-system guarantees of such securities and the retention of existing financing entities.

     D. Parameters for Financing Authorization

     Authorization is requested herein to engage in certain financing transactions during the Authorization Period for which the specific terms and conditions are not at this time known, and which may not be covered by Rule 52, without further prior approval by the Commission. The following general terms will be applicable where appropriate to the financing transactions requested to be authorized hereby:

     1. Effective Cost of Money on Borrowings. The effective cost of money on long-term debt borrowings occurring pursuant to the authorizations granted under this Application/Declaration will not exceed 300 basis points over the comparable term U.S. Treasury securities and the effective cost of money on short-term debt borrowings pursuant to authorizations granted under this Application/Declaration will not exceed 300 basis points over the comparable term London Interbank Offered Rate ("LIBOR").

     2. Maturity of Debt. The maturity of indebtedness will not exceed 50 years.

     3. Issuance Expenses. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application/Declaration will not exceed 5% of the principal or total amount of the security being issued.

     4. Use of Proceeds. The proceeds from the sale of securities in external financing transactions will be used for general corporate purposes including (i) the financing, in part, of the capital expenditures of the SCANA system, (ii) the financing of working capital requirements of the SCANA system, (iii) the acquisition, retirement or redemption pursuant to

Rule 42 of securities previously issued by SCANA or its Subsidiaries without the need for prior Commission approval, and (iv) other lawful purposes, including direct or indirect investment in companies authorized under the Merger U-1 and in Rule 58 companies and ETCs. The Applicants represent that no such financing proceeds will be used to acquire a new subsidiary unless such financing is consummated in accordance with an order of the Commission or an available exemption under the Act.

     SCANA represents that, at all times during the Authorization Period, its common equity (as reflected in its most recent 10-K or 10-Q filed with the Commission pursuant to the 1934 Act) as well as that of SCE&G and PSNC will be at least 30% of their respective consolidated capitalizations (common equity, preferred stock and debt (long and short-term)).

     E. Description of Specific Types of Financing

     1. SCANA External Financing

     SCANA requests authorization to obtain funds externally through sales of common stock, long-term debt and short-term debt securities. With respect to common stock, SCANA also requests authority to issue common stock to third parties in consideration for the acquisition by SCANA or a Non-Utility Subsidiary of equity or debt securities of a company being acquired pursuant to Rule 58, Section 34 of the Act or pursuant to an order issued in connection with the Merger U-1. In addition, SCANA seeks the flexibility to enter into certain hedging transactions to manage rate risk.

     (a) Common Stock

     The aggregate amount of financing obtained by SCANA during the Authorization Period from issuance and sale of common stock, no par value (other than for employee benefit plans or stock purchase and dividend reinvestment plans), when combined with issuances of long- term debt, as described in this section, shall not exceed $1.935 billion for the uses set forth in Section D above.

     i. General

     Subject to the foregoing, SCANA may issue and sell common stock or, if pursuant to employee benefit plans, issue options exercisable for common stock and common stock upon the exercise of options. SCANA may also buy back shares of such stock or such options during the Authorization Period in accordance with Rule 42.

     Common stock financings may be effected pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents as discussed below or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

     SCANA may sell common stock covered by this Application/Declaration in any one of the following ways: (i) through underwriters or dealers; (ii) through agents; (iii) directly to a limited number of purchasers or a single purchaser; or (iv) directly to employees (or to trusts established for their benefit), shareholders and others through its employee benefit plans or stock purchase and dividend reinvestment plans. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by SCANA) or directly by one or more underwriters acting alone. The securities may be sold directly by SCANA or through agents designated by SCANA from time to time. If dealers are utilized in the sale of any of the securities, SCANA will sell such securities to the dealers as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If common stock is being sold in an underwritten offering, SCANA may grant the underwriters thereof a "green shoe" option permitting the purchase from SCANA at the same price of additional shares then being offered solely for the purpose of covering over-allotments.

     ii. Acquisitions

     Under the terms of the Merger U-1, Rule 58 and Section 34 of the Act, SCANA is authorized to acquire securities of companies engaged in energy-related consumer services, "energy-related businesses" as described in Rule 58 and ETCs. Historically, similar acquisitions have occasionally involved the exchange of parent company stock for securities of the company being acquired in order to provide the seller with certain tax advantages. These transactions are individually negotiated. The SCANA common stock to be exchanged may be purchased on the open market pursuant to Rule 42, or may be original issue. Original issue stock may be registered under the Securities Act of 1933, as amended (the "1933 Act"), but at present it is expected that the common stock would not be registered and the common stock acquired by the third parties would be subject to resale restrictions pursuant to Rule 144 under the 1933 Act. SCANA does not intend to engage in any such transaction where original issue stock is not registered while a public offering is being made, other than a public offering pursuant to a compensation, dividend or stock purchase plan, a public offering of debt or a public offering in connection with a similar acquisition of an "energy-related business" as described in Rule 58 and ETCs.

     The ability to offer stock as consideration may make a transaction more economical for SCANA as well as for the seller of the business. The SCANA common stock would be valued at market value based upon the closing price on the day before closing of the sale or based upon average high and low prices for a period prior to the closing of the sale as negotiated by the parties. From the perspective of the Commission, the use of stock as consideration valued at market value is no different than a sale of common stock on the open market and use of the proceeds to acquire securities, the acquisition of which is otherwise authorized.

     (b) Long-Term Debt

     SCANA requests Commission authorization during the Authorization Period to issue long-term debt securities in an amount, when combined with issuances of common stock (other than for benefit plans or stock purchase and dividend reinvestment plans) under this Application/Declaration, not to exceed $1.935 billion. This amount includes financing for the cash portion of the Merger consideration of approximately $700 million.2/ Such long-term debt securities would be comprised of medium-term notes under an indenture (the "SCANA Indenture") or institutional debt. Any long-term debt security would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms and other terms and conditions

--------

     2 As noted in the Merger U-1, SCANA has entered into a Credit Facility for $300 million of merger financing and intends to finance the remaining $400 million through the issuance of 2- year notes in a 144A offering under the Securities Act of 1933.

as SCANA may determine at the time of issuance. Moreover, SCANA will not issue any new long-term debt unless its outstanding long-term debt is rated "investment grade" by at least one nationally recognized statistical rating organization. The request for authorization for SCANA to issue long-term debt securities is consistent with authorization that the Commission has granted to other combination gas and electric holding companies. See; Cinergy Corp., Holding Co. Act Release No. 26909 (Aug. 21, 1998) (authorizing the issuance of up to $400 million of unsecured debt securities); Conectiv, Inc., Holding Co. Act Release No. 26921 (Sept. 28, 1998) (authorizing issuance of up to $250 million of debentures); and Dominion Resources, Inc., Holding Co. Act Release No. 27112 (Dec. 15, 1999) (authorizing the issuance of debt securities by the registered holding company, including the refinancing of $4.5 billion of acquisition indebtedness).

     i. Terms of SCANA Indenture

     The SCANA Indenture permits the issuance of a wide variety of unsecured debt securities in one or more series. Securities issuable (which may be issued with original issue discount) can include securities as to which payments of interest or principal are based on a formula or index, and securities on which payment of interest or principal are denominated in a foreign currency or currencies. The terms of a specific issue of securities, including any applicable negative covenants, are set under the SCANA Indenture by (i) a supplemental indenture or (ii) an officer's certificate and company order, as applicable.

     The SCANA Indenture permits variable terms, such as the principal amount, interest rate, redemption terms, denominations, events of default, etc., to be included or excluded in or made applicable to a particular series of securities. These terms will be set forth either in (i) a supplemental indenture or (ii) an officer's certificate and company order, as applicable. In theory, any combination of the variable terms could be included in a single series of securities which, under current practice, would be called "notes", "debentures" or "medium-term notes". The SCANA Indenture also permits any series of securities to be issued either in certificated form or in "global" form (i.e., transferable only by book-entry on the records of a securities depository such as The Depository Trust Company).

     Other than certain provisions relating to restrictions on liens, the SCANA Indenture contains no negative covenants or restrictions. Any additional covenants or restrictions negotiated at the time of issuance will be included in either (i) a supplemental indenture or (ii) an officer's certificate and company order, as applicable, establishing a particular security. The SCANA Indenture contains the following event of default provisions: (i) defaults in payment of the SCANA Indenture securities; (ii) defaults under covenants under the SCANA Indenture, (iii) failures to comply with instruments governing other indebtedness and certain other agreements; and (iv) certain events of insolvency with respect to SCANA subject, as applicable, to customary grace periods.

     The SCANA Indenture has been qualified under the Trust Indenture Act of 1939, as amended. As of December 31, 1999, the following medium-term notes were issued and outstanding under the SCANA Indenture:

       Amount                 Interest Rate        Maturity Date
       ------                 -------------        -------------
$   20.0 million                  6.15%              7/3/2000
$   20.0 million                  6.51%              7/1/2003
$   60.0 million                  6.05%             1/13/2003
$   75.0 million                  6.25%              7/8/2003
$  115.0 million                  5.81%            10/23/2008
$   25.0 million                  6.90%             2/15/2007
$  150.0 million                  5.5175%           7/14/2000
$   50.0 million                  7.44%            10/19/2004

     A copy of any new supplemental indenture under the SCANA Indenture or an officer's certificate and company order executed and delivered pursuant to this Authorization will be filed under cover of the first quarterly report under Rule 24 filed after such execution and delivery.

     ii.  Terms of Borrowings from Banks and Other Financial Institutions.

     Borrowings from the banks and other financial institutions will be unsecured and will rank pari passu with debt securities issued under the SCANA Indenture and the short-term credit facilities (as described below). Specific terms of any borrowings will be determined by SCANA at the time of issuance and will comply in all regards with the parameters on financing authorization set forth in Section D above. A copy of any additional note or agreement executed and delivered pursuant to this Authorization will be filed under cover of the first quarterly report under Rule 24 filed after such execution and delivery.

     (c) Short-Term Debt

     To refund pre-Merger short-term debt, to provide for the reissuance of pre-Merger letters of credit and to provide financing for general corporate purposes, working capital requirements and Subsidiary capital expenditures until long-term financing can be obtained, SCANA requests authorization to have outstanding at any one time during the Authorization Period, up to $450 million of short-term debt consisting of institutional borrowings, commercial paper or bid notes (all as described below) and short-term debt issued under the SCANA Indenture.

     SCANA currently has the following short-term debt facilities in place, which will remain in place following the Merger: (1) SCANA maintains uncommitted bank lines of credit in the current amount of $128 million (these uncommitted lines have no expiration date); (2) SCANA also maintains committed lines of bank credit for $100 million (evenly divided between Wachovia Bank, N.A. and Bank of America, N.A.) which expire on June 29, 2000;

(3) SCANA maintains committed lines of credit with other banks in the amount of $2.3 million; and (4) as noted in the table in Section E.1(b)(i), SCANA has $150 million outstanding of medium-term notes issued with a one-year term and due July 14, 2000. If requested by the Nuclear Regulatory Commission (the "NRC"), SCANA will also obtain a letter of credit in an amount up to $50 million in connection with its guarantee of SCE&G's decommissioning costs (disclosed in Item 4.a below). These amounts are included within the overall authorization amount requested above.

     SCANA may also sell commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would be sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from SCANA will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

     (d) Total Financing Sought

     The aggregate amount of equity and debt financing to be obtained by SCANA during the Authorization Period shall be $2.385 billion.

     (e) Other Securities

     In addition to the specific securities for which authorization is sought herein, SCANA may also find it necessary or desirable to minimize financing costs or to obtain new capital under then-existing market conditions to issue and sell other types of securities from time to time during the Authorization Period. The issuance of any such securities would be subject to the aggregate $2.6 billion limit on equity and debt discussed in Section E.1(d), and to the parameters on financing authorization set forth in Section D above. SCANA requests that the Commission reserve jurisdiction over the issuance of additional types of securities. SCANA also will undertake to file a post-effective amendment in this proceeding which will describe the general terms of each such security and the amount to be issued and to request a supplemental order of the Commission authorizing the issuance thereof by SCANA.

     (f) Interest Rate Risk Management Devices

     SCANA requests authority to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements. SCANA would employ interest rate swaps as a means of prudently managing the risk associated with any of its outstanding debt issued pursuant to this authorization or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt, (iii) limiting the impact of changes in interest rates resulting from variable rate debt and (iv) providing an option to enter into interest rate swap transactions in future periods for planned issuances of debt securities. In no case will the notional principal amount of any interest rate swap exceed that of the underlying debt instrument and related interest rate exposure. Thus, SCANA will not engage in "leveraged" or "speculative" transactions. The underlying interest rate indices of such interest rate swaps will closely correspond to the underlying interest rate indices of SCANA's debt to which such interest rate swap relates. SCANA will only enter into interest rate swap agreements with counterparties whose senior debt ratings, as published by Standard & Poor's, A Division of The McGraw-Hill Companies, are greater than or equal to "BBB+", or an equivalent rating from Moody's Investors Service, Inc., Fitch IBCA, Inc. or Duff & Phelps Credit Rating Co.

     SCANA and its Subsidiaries will comply with SFAS 80 ("Accounting for Futures Contracts"), SFAS 133 ("Accounting for Derivatives Instruments and Hedging Activities") when it is implemented or such other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board ("FASB"). In addition, these financial instruments will qualify for hedge accounting treatment under FASB rules.

     2. Utility Subsidiary Financing

     As indicated on Exhibit I-1 hereto, the Utility Subsidiaries have financing arrangements in place. These arrangements will remain in place following the Merger and are described in more detail in Exhibit I-1 hereto.

     Rule 52 provides an exemption from the prior authorization requirements of the Act for most of the issuances and sales of securities by the Utility Subsidiaries because they must be approved by the relevant state public utility commission, which, depending on the particular subsidiary involved, may mean either the South Carolina Public Service Commission (the "SCPSC") or the North Carolina Utilities Commission (the "NCUC"). However, certain external financings by the Utility Subsidiaries for which authorization is requested herein may be outside the Rule 52 exemption. The authority herein sought excludes financings exempt under Rule 52. Financings obtained under this authorization will be used for general corporate purposes and working capital requirements, including contributions to the Utility Money Pool.

     (a) Short-Term Debt

     Authority is requested for SCE&G to issue commercial paper and establish credit lines in the aggregate amount of $300 million to be outstanding at any one time during the

Authorization Period. Authority is requested for PSNC to issue commercial paper and establish credit lines in the aggregate amount of $125 million to be outstanding at any one time during the Authorization Period.

     The above-named Utility Subsidiaries request authority to sell commercial paper, from time to time, in established domestic commercial paper markets in a manner similar to SCANA as discussed above. Such Utility Subsidiaries may further maintain back up lines of credit in an aggregate amount not to exceed the amount of authorized commercial paper.

     Credit lines may be set up for use by the Utility Subsidiaries for general corporate purposes in addition to credit lines to support commercial paper as described in this subsection. The Utility Subsidiaries will borrow and repay under such lines of credit, from time to time, as it is deemed appropriate or necessary. Subject to the limitations described herein, each such Utility
Subsidiary may engage in other types of short-term financings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

     (b) Interest Rate Swaps

     The Utility Subsidiaries request authority to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements to the extent the same are not exempt under Rule 52. Each Utility Subsidiary may employ interest rate swaps as a means of managing risk associated with any of its outstanding debt issued pursuant to this authorization or an applicable exemption. The Utility Subsidiaries request authority to make and continue use of financial hedging instruments in connection with Utility operations. The Utility Subsidiaries will not engage in speculative transactions.

     To the extent not exempt under Rule 52, the Utility Subsidiaries also request authority to enter into interest rate risk management transactions of the same type and under the same conditions as are requested above by SCANA.

     SCANA and its Subsidiaries will comply with SFAS 80 ("Accounting for Futures Contracts"), SFAS 133 ("Accounting for Derivatives Instruments and Hedging Activities"), when it is implemented or such other standards relating to accounting for derivative transactions as are adopted and implemented by the FASB. In addition, these financial instruments will qualify for hedge accounting treatment under FASB rules.

     3. Non-Utility Subsidiary Financings

     As noted on Exhibit I-2 hereto, certain Non-Utility Subsidiaries have financing arrangements in place. These arrangements are expected to remain in place following consummation of the Mergers. Certain guarantees in favor of a direct or indirect Non-Utility Subsidiary issued by another Subsidiary may be replaced by SCANA guarantees as described below. In addition, the Merger U-1 contemplates, and the order permitting the Merger U-1 to become effective will authorize, the formation or retention of other Non-Utility Subsidiaries named herein which do not currently have outstanding debt. It is expected that future financing by all such Non-Utility Subsidiaries will be made pursuant to the terms of Rule 52.

     The Non-Utility Subsidiaries are engaged in and expect to continue to be active in the development and expansion of their existing energy-related or otherwise functionally-related, non-utility businesses. They will be competing with large, well-capitalized companies in different sectors of the energy industry and other industries. In order to quickly and effectively invest in such competitive arenas, it will be necessary for the Non-Utility Subsidiaries to have the ability to engage in financing transactions which are commonly accepted for such types of investments.

The majority of such financings will be exempt from prior Commission authorization pursuant to Rule 52(b). The Non-Utility Subsidiaries, however, may engage, from time to time, in types of security financing with non-affiliates that are not exempt from prior Commission approval. The Non-Utility Subsidiaries, therefore, (i) request that the Commission reserve jurisdiction over the issuance of such additional types of securities and the amounts thereof and (ii) will undertake to cause a post-effective amendment to be filed in this proceeding which will request a supplemental order of the Commission authorizing the issuance thereof by the subject Non-Utility Subsidiary.

     4. Guarantees, Intra-system Advances and Intra-System Money Pool

     (a) Guarantee and Intra-system Advances

     SCANA requests authorization to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support with respect to the obligations of its Subsidiaries as may be appropriate or necessary to enable such Subsidiaries to carry on in the ordinary course of their respective businesses in an aggregate principal amount not to exceed $305 million outstanding at any one time (not taking into account obligations exempt pursuant to Rule 45). Included in this amount are guarantees and other credit support mechanisms by SCANA in favor of its Subsidiaries which were previously issued.

     The existing intra-system guarantees and support provided by SCANA, which are expected to remain in place following the Merger, are as follows: (1) SCANA guarantees the obligations of its marketing subsidiary (SCANA Energy) to Atlanta Gas Light Company (estimated amount $40 million); (2) SCANA guarantees GENCO's $52.6 million 7.78% Senior Secured Notes due December 31, 2011 and GENCO's $35.85 million 6.5% Pollution Control Facilities Revenue Bonds and (3) SCANA provides a $5 million letter of credit to Primesouth to support Primesouth's ability to bid on contracts. If requested by the NRC, SCANA will obtain a letter of credit in an amount up to $50 million to satisfy the NRC requirements on cash available to fund SCE&G's decommissioning costs. SCANA will guarantee up to $50 million of SCE&G's decommissioning costs and support such guarantee through any such letter of credit. These amounts are included within the overall authorization amount requested above. SCANA also has outstanding advances in favor of certain of its Subsidiaries in an amount of approximately $600 million which are expected to remain in place following the Merger. Such outstanding advances by SCANA to its Subsidiaries are open advances with no maturities and are callable by SCANA at any time.

     SCANA requests that this guarantee authority include the ability to guarantee debt. The debt guaranteed will comply with the parameters for financing authorization set forth in Section D above.

     (b) Authorization and Operation of the Money Pools SCANA and the Utility Subsidiaries hereby request authorization to establish the Utility Money Pool, and the Utility Subsidiaries, to the extent not exempted by Rule 52, also request authorization to make unsecured short-term borrowings from the Utility Money Pool and to contribute surplus funds to the Utility Money Pool and to lend and extend credit to (and acquire promissory notes from) one another through the Utility Money Pool. In addition to the Utility Subsidiaries, SCANA requests that South Carolina Fuel Company, Inc. ("South Carolina Fuel") be allowed to participate in the Utility Money Pool as a result of its financing relationship with SCE&G. Thus, for purposes of this Section E.4(b) only, the term Utility Subsidiaries shall include South Carolina Fuel. In addition, SCANA and the remaining Subsidiaries, all of which are Non-Utility Subsidiaries, hereby request authorization to establish the Non-Utility Money Pool.

The Non-Utility Money Pool activities of all of the Non-Utility Subsidiaries are exempt from the prior approval requirements of the Act under Rule 52. SCANA is requesting authorization to contribute surplus funds and to lend and extend credit to (a) the Utility Subsidiaries through the Utility Money Pool and (b) the Non-Utility Subsidiaries through the Non-Utility Money Pool.

     The Applicants believe that the cost of the proposed borrowings through the two Money Pools will generally be more favorable to the borrowing participants than the comparable cost of external short-term borrowings, and the yield to the participants contributing available funds to the two Money Pools will generally be higher than the typical yield on short-term investments.

     i. Utility Money Pool

     Under the proposed terms of the Utility Money Pool, short-term funds would be available from the following sources for short-term loans to the Utility Subsidiaries from time to time: (1) surplus funds in the treasuries of Utility Money Pool participants other than SCANA, (2) surplus funds in the treasury of SCANA, and (3) proceeds from bank borrowings by Utility Money Pool participants or the sale of commercial paper by SCANA or the Utility Subsidiaries for loan to the Utility Money Pool ("External Funds"). Funds would be made available from such sources in such order as SCANA Service, as administrator of the Utility Money Pool, may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the pool. The determination of whether a Utility Money Pool participant at any time has surplus funds to lend to the Utility Money Pool or shall lend funds to the Utility Money Pool would be made by such participant's chief financial officer or treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such participant's sole discretion. See Exhibit J-1 for a copy of the Form of Utility Money Pool Agreement.

     As discussed in more detail below, a separate Non-Utility Money Pool will be established by SCANA with certain Non-Utility Subsidiary companies of SCANA./3 Funds made available by SCANA for loans through the money pools will be made available first for loans through the Utility Money Pool and thereafter for loans through the Non-Utility Money Pool.

     Utility Money Pool participants that borrow would borrow pro rata from each company that lends, in the proportion that the total amount loaned by each such lending company bears to the total amount then loaned through the Utility Money Pool. On any day when more than one fund source (e.g., surplus treasury funds of SCANA and other Utility Money Pool participants ("Internal Funds") and External Funds), with different rates of interest, is used to fund loans through the Utility Money Pool, each borrower would borrow pro rata from each such fund source in the Utility Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Utility Money Pool.

     Borrowings from the Utility Money Pool would require authorization by the borrower's chief financial officer or treasurer, or by a designee thereof. No party would be required to effect a borrowing through the Utility Money Pool if it is determined that it could (and had authority to) effect a borrowing at lower cost directly from banks or through the sale of its own commercial paper. No loans through the Utility Money Pool would be made to, and no borrowings through the Utility Money Pool would be made by, SCANA.

--------

     3    Such  other   subsidiaries   consist   of  each  of  the   Non-Utility
          Subsidiaries including SCANA Service.

     The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by Utility Money Pool participants lending External Funds to the Utility Money Pool would initially be paid by the participant maintaining such line. A portion of such costs -- or all of such costs in the event a Utility Money Pool participant establishes a line of credit solely for purposes of lending any External Funds obtained thereby into the Utility Money Pool -- would be retroactively allocated every month to the companies borrowing such External Funds through the Utility Money Pool in proportion to their respective daily outstanding borrowings of such External Funds.

     If only Internal Funds make up the funds available in the Utility Money Pool, the interest rate applicable and payable to or by Subsidiaries for all loans of such Internal Funds will be the rates for high-grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The Wall Street Journal.

     If only External Funds comprise the funds available in the Utility Money Pool, the interest rate applicable to loans of such External Funds would be equal to the lending company's cost for such External Funds (or, if more than one Utility Money Pool participant had made available External Funds on such day, the applicable interest rate would be a composite rate equal to the weighted average of the cost incurred by the respective Utility Money Pool participants for such External Funds).

     In cases where both Internal Funds and External Funds are concurrently borrowed through the Utility Money Pool, the rate applicable to all loans comprised of such "blended" funds would be a composite rate equal to the weighted average of (a) the cost of all Internal Funds contributed by Utility Money Pool participants (as determined pursuant to the second-preceding paragraph above) and (b) the cost of all such External Funds (as determined pursuant to the immediately preceding paragraph above). In circumstances where Internal Funds and External Funds are available for loans through the Utility Money Pool, loans may be made exclusively from Internal Funds or External Funds, rather than from a "blend" of such funds, to the extent it is expected that such loans would result in a lower cost of borrowings.

     Funds not  required  by the  Utility  Money  Pool to make  loans  (with the exception of funds required to satisfy the Utility Money Pool's liquidity requirements) would ordinarily be invested in one or more short-term investments, including: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency; (v) money market funds; (vi) bank certificates of deposit, (vii) Eurodollar funds; and
(viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

     The interest income and investment income earned on loans and investments of surplus funds would be allocated among the participants in the Utility Money Pool in accordance with the proportion each participant's contribution of funds bears to the total amount of funds in the Utility Money Pool and the cost of funds provided to the Utility Money Pool by such participant.

     Each Applicant receiving a loan through the Utility Money Pool would be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event not later than one year after the date of such loan. All loans made through the Utility Money Pool may be prepaid by the borrower without premium or penalty.

     ii. Non-Utility Money Pool

     The Non-Utility Money Pool will be operated on the same terms and conditions as the Utility Money Pool, except that SCANA funds made available to the Money Pools will be made available to the Utility Money Pool first and thereafter to the Non-Utility Money Pool. No loans through the Non-Utility Money Pool would be made to, and no borrowings through the Non-Utility Money Pool would be made by, SCANA. South Carolina Fuel will not participate in the Non-Utility Money Pool as it is participating in the Utility Money Pool. See Exhibit J-2 for a copy of the form of Non-Utility Money Pool Agreement. All contributions to, and borrowings from, the Non-Utility Money Pool are exempt pursuant to the terms of Rule 52 under the Act, except contributions and extensions of credit by SCANA, authorization for which is hereby requested.

     iii. Other Contributions to Money Pool SCANA and the Utility Subsidiaries may contribute funds from the issuance of short term debt as authorized above to the Utility Money Pool. SCANA may contribute funds from the issuance of short term debt to the Non-Utility Money Pool and the Non-Utility Subsidiaries may contribute funds from the issuance of short term debt to the Non-Utility Money Pool.

     iv. Operation of the Money Pools and Administrative Matters

     Operation of the Utility and Non-Utility Money Pools, including record keeping and coordination of loans, will be handled by SCANA Service under the authority of the appropriate officers of the participating companies. SCANA Service will administer the Utility and Non-Utility Money Pools on an "at cost" basis and will maintain separate records for each money pool. Surplus funds of the Utility Money Pool and the Non-Utility Money Pool may be combined in common short-term investments, but separate records of such funds shall be maintained by SCANA Service as administrator of the pools, and interest thereon shall be separately allocated, on a daily basis, to each money pool in accordance with the proportion that the amount of each money pool's surplus funds bears to the total amount of surplus funds available for investment from both money pools.

     v. Use of Proceeds

     Proceeds of any short term borrowings by the Applicants may be used by each such Applicant (i) for the interim financing of its construction and capital expenditure programs; (ii) for its working capital needs; (iii) for the repayment, redemption or refinancing of its debt and preferred stock; (iv) to meet unexpected contingencies, payment and timing differences, and cash requirements; and (v) to otherwise finance its own business and for other lawful general corporate purposes. SCE&G may borrow up to $30 million at any one time outstanding from the Utility Money Pool, PSNC may borrow up to $15 million at any one time outstanding, and GENCO may borrow up to $25 million at any one time outstanding. Borrowings by South Carolina Fuel under the Utility Money Pool are exempt pursuant to Rule 52 under the Act. The use of proceeds from the financings would be limited to use in the operations of the respective businesses in which such Subsidiaries are already authorized to engage. The authorization sought herein is substantially the same as that given to New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997) and Conectiv, Holding Co. Act Release No. 26833 (Feb. 26, 1998).

     5. Changes in Capital Stock of Wholly Owned Subsidiaries

     The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to SCANA or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued pursuant to this file cannot be ascertained at this time. It may happen that the proposed sale of capital securities (i.e., common stock or preferred stock) may in some cases exceed the then authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value. Also, a wholly-owned Subsidiary may wish to engage in a reverse stock split to reduce franchise taxes. As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to change the terms of any wholly-owned Subsidiary's authorized capital stock capitalization by an amount deemed appropriate by SCANA or other intermediate parent company. This request for authorization is limited to SCANA's wholly-owned Subsidiaries and will not affect the aggregate limits or other conditions contained herein. A Subsidiary would be able to change the par value, or change between par value and no-par stock, without additional Commission approval. Any such action by a Utility Subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission in the state or states where the Utility Subsidiary is incorporated and doing business. See New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997); Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26, 1998); Dominion Resources, Inc., Holding Co. Act Release No. 27112 (Dec. 15,
1999). Each of SCE&G and PSNC will maintain, during the Authorization Period, 30% common equity in its capitalization.

     6. Payment of Dividends out of Capital or Unearned Surplus by PSNC

     As a result of the application of the purchase method of accounting to the Merger, the current retained earnings of PSNC will be recharacterized as additional paid-in-capital. In addition, the Merger will give rise to a substantial level of goodwill, the difference between the aggregate fair values of all identifiable tangible and intangible (non-goodwill) assets on the one hand, and the total consideration to be paid for PSNC and the fair value of the liabilities assumed, on the other. In accordance with the Commission's Staff Accounting Bulletin No. 54, Topic 5J

("Staff Accounting Bulletin"), the goodwill will be "pushed down" to PSNC and reflected as additional paid-in-capital in its financial statements. The effect of these accounting practices would be to leave PSNC with no retained earnings, the traditional source of dividend payment, but, nevertheless, a strong balance sheet showing a significant equity level. The Applicants request authorization to pay dividends out of the additional paid-in-capital account up to the amount of PSNC's aggregate retained earnings immediately prior to the Merger and out of earnings before the amortization of the goodwill thereafter.

     In purchase accounting, the total value of the acquisition, which must be assigned to PSNC's assets, is the total consideration to be paid for PSNC, plus the fair value of all liabilities assumed in the acquisition. Generally, goodwill is the residual balance of the total value remaining after fair values have been assigned to all of PSNC's identifiable assets (both tangible and non-goodwill intangible assets). Accordingly, the excess of the purchase consideration over the fair market value of the acquired assets of PSNC will be assigned to goodwill for generally accepted accounting purposes.

     As indicated in the Staff Accounting Bulletin, registrants that have substantially all (generally defined as in excess of 95%) of their common stock acquired by a third party, in a business combination accounted for under the purchase method, should reflect the push-down of goodwill in the registrant's post-acquisition financial statements. For any post-acquisition reporting of the consolidated PSNC financial statements, push down accounting will be reflected in those statements and the full amount of goodwill associated with the PSNC acquisition will be reflected.

     The application of "push down" accounting represents a change in the manner of accounting. For FERC and state commission reporting purposes, goodwill will be recorded in PSNC's books. The original historical basis of PSNC's books will not be disturbed.

     As a result of the push down of the goodwill, the common equity balances of PSNC and PSNC's subsidiaries are effectively reset as if they were new companies, because a new basis of accounting has been pushed down to the entities. Accordingly, retained earnings are eliminated. Immediately following this accounting treatment, the only components with a recorded value would be:

     o Common stock - which would continue to reflect the par value of the common stock issued.

     o Paid-in-capital - which would reflect a value consistent with total common shareholders' equity minus the par value recorded in the common stock line.

In other words, the resulting common shareholders' equity will equal the total consideration paid for the entity.

                  Based on 1998 financial information, the application of these accounting principles to the Merger will result in following adjustments to PSNC's books:



$'000                          1998             Adjustments1         Adjustments2            Restated

Common Stock                  20,378                ---                   ---                 20,378
Paid-in-capital              134,742               68,654               471,173               674,569
Retained earnings             68,654              (68,654)                ---                   ---
Accumulated                    ---                  ---                   ---                   ---
comprehensive
income, net
Total equity                 223,774                ---                 471,173               694,947
----------------------  ------------------  -------------------- --------------------- ---------------------

     Adjustments 1 -- Capital accounts are restated as Paid-in-Capital.

     Adjustments 2 -- Goodwill is added to Paid-in-Capital.

     The push down of the net assets at fair market value also has an impact on the net income of PSNC. The net assets include an acquisition adjustment that will be amortized over 35 years. PSNC's net income will be reduced by the amount of the amortization. For example, net income of $24.8 million in 1998 would be reduced by a goodwill amortization of $13.5 million. The resulting net income after amortization would be $11.3 million. FASB has issued an exposure draft which proposes a reduction in the amortization period for transactions effected after the adoption of the standard. SCANA will comply with all of the provisions of any such standard that is ultimately adopted.

     Section 12 of the 1935 Act, and Rule 46 thereunder, generally prohibit the payment of dividends out of "capital or unearned surplus" except pursuant to an order of the Commission. The legislative history explains that this provision was intended to "prevent the milking of operating companies in the interest of the controlling holding company groups." S. Rep. No. 621, 74th Cong., 1st Sess. 34 (1935)./4 In determining whether to permit a registered holding company to pay dividends out of capital surplus, the Commission considers various factors, including: (i) the asset value of the company in relation to its capitalization,
(ii) the company's prior earnings, (iii) the company's current earnings in relation to the proposed dividend, and (iv) the company's projected cash position after payment of a dividend. See Eastern Utilities Associates, Holding Co. Act Release No. 25330 (June 13, 1991) ("EUA"), and cases cited therein. Further, the payment of the dividend must be "appropriate in the public interest." Id., citing Commonwealth & Southern Corporation, 13 S.E.C. 489, 492
(1943).


     The Applicants request authority for PSNC to pay dividends out of additional paid-in-capital up to the amount of PSNC's consolidated retained earnings prior to the Merger

--------

     4 Compare Section 305(a) of the Federal Power Act.

and out of earnings before the amortization of goodwill thereafter. In no case would dividends be paid if the equity of PSNC as a percentage of total capital was below 30% on a consolidated basis. This restriction is intended to protect both investors and consumers.

     In support of their request, Applicants assert that each of the standards of Section 12(c) of the 1935 Act enunciated in the EUA case are satisfied:

     (i) After the Merger, and giving effect to the push down of goodwill, PSNC's common equity as a percentage of total capitalization will be 61.6%, substantially in excess of the traditional levels of common equity capitalization that the Commission has authorized for other registered holding company systems. The Applicants' commitment to maintain the capitalization of PSNC at or above 30% common equity on a consolidated basis should result in a capital structure consistent with industry norms.

     (ii) PSNC has a favorable history of prior earnings and it has a long record of consistent dividend payments./5

     (iii)Applicants anticipate that PSNC's cash flow after the Merger will not differ significantly from its pre-Merger cash flow and that earnings before the amortization of goodwill ("Gross Earnings"), therefore, should remain stable post- Merger. The Applicants believe that dividends paid out of future earnings will continue to reflect a dividend payout ratio of between 65% and 75% of Gross Earnings, based on a rolling 5-year average.

     (iv) The projected cash position of PSNC after the Merger will be adequate to meet the obligations of each company. As of September 30, 1999, PSNC had cash balances of $7.2 million on a consolidated basis. The amortization of goodwill is a non-cash expense that will not affect the cash flow of PSNC. PSNC is forecast to have sufficient cash to pay dividends in the amounts contemplated.

     (v) The proposed dividend payments are in the public interest. PSNC is in sound financial condition as indicated by its credit ratings. Indeed, PSNC's senior unsecured debentures were rated A2 by Moody's Investors Service, Inc. prior to announcement of the Merger and, following announcement, were put under review for possible upgrade. The positive implications for PSNC are a result of its association with SCANA, including the higher-rated SCE&G. The expectations of continued strong credit ratings by PSNC should allow it to continue to access the capital markets to finance its operations and growth. In addition, the dividend payments are consistent with investor interests because they allow the capital structure of PSNC to be adjusted to more appropriate levels of debt and equity. Lastly, a prohibition on dividend payments out of additional paid-in-capital would impair the ability of SCANA to service the acquisition debt incurred in connection with the Merger.

     7. Financing Entities

     Authority is sought for the Subsidiaries to organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financings through their

--------
     5 In recent years, PSNC's net income and dividends have been:


     Year          Net Income ($ millions)        Dividends Paid ($ millions)
     1994                    20.0                             14.3
     1995                    21.4                             14.2
     1996                    23.9                             16.2
     1997                    26.3                             17.3
     1998                    24.8                             18.6
     issuance to third parties of income preferred securities or other securities authorized hereby or issued pursuant to an applicable exemption./6 Request is also made for these financing entities to issue such securities to third parties in the event such issuances are not exempt pursuant to Rule 52. Additionally, request is made for authorization with respect to (i) the issuance of debentures or other evidences of indebtedness by any of the Subsidiaries to a financing entity in return for the proceeds of the financing, (ii) the acquisition by any of the Subsidiaries of voting interests or equity securities issued by the financing entity to establish any such Subsidiary's ownership of the financing entity (the equity portion of the entity generally being created through a capital contribution or the purchase of equity securities, ranging from 1 to 3 percent of the capitalization of the financing entity) and (iii) the guarantee by the Applicants of such financing entity's obligations in connection therewith. Each of the Subsidiaries also requests authorization to enter into an expense agreement with its respective financing entity, pursuant to which it would agree to pay all expenses of such entity. Any amounts issued by such financing entities to third parties pursuant to this authorization will be included in the overall external financing limitation authorized herein for the immediate parent of such financing entity. However, the underlying intra-system mirror debt and parent guarantee shall not be so included. The authorization sought herein with respect to financing entities is substantially the same as that given to New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1,
     1997); Conectiv, Holding Co. Act Release No. 26833 (Feb. 26, 1998) and Dominion Resources, Inc., Holding Co. Act Release No. 27112 (Dec. 15,
     1999).

--------

     6 SCE&G has an existing subsidiary trust that has issued $50 million in trust preferred securities to the public and holds $50 million principal amount of debentures of SCE&G. Authorization is requested to retain this financing arrangement.

     F. Intra-system Provision of Services

     1. Service Company

     In order to ensure adequate oversight and realize economies of scale, certain administrative and service functions for the SCANA System will be consolidated and provided through SCANA Service./7 As a general rule, the individual system companies will maintain services that can benefit from individualized application at the company level, with SCANA Service offering system-wide coordination and strategy services, oversight services and other services where economies can be captured by centralization of services. In particular, it is anticipated that the following services will be offered by SCANA Service to system companies:

     a. Corporate Compliance.

     The compliance group oversees compliance with all laws, regulations and policies applicable to all of SCANA's businesses and directs compliance training.

     b. Internal Auditing.

     This service involves conducting periodic audits of administration and accounting processes. The audits will include examinations of service agreements, accounting systems, source documents, allocation methods and billings to determine if services are authorized and properly accounted for.

     c. Strategic Planning.

     This group will advise and assist system companies with the preparation of strategic business plans and corporate strategies.

     d. Public Affairs.

--------

     7 As discussed with the Staff, SCANA may continue to provide services to system companies through March 31, 2000 at cost. SCE&G will continue as common paymaster for the payroll system through December 31, 2000 to eliminate problems of over-withholding FICA.

     The public affairs group will maintain relationships with government policy makers, conduct lobbying activities and provide community relations functions.

     e. Gas Supply and Capacity Management (Regulated Subsidiaries).

     Through SCANA Service, the Utility Subsidiaries will be able to coordinate the management of their gas supply and capacity in order to ensure the most efficient use and capture economies of scale as a larger purchaser in the market, although individual Utility Subsidiaries may remain as the contract party under a supply agreement. The non-regulated marketing subsidiaries such as SCANA Energy Marketing will not use SCANA Service for gas supply and capacity management, but will instead maintain a separate gas supply group.

     f. Legal Services.

     SCANA Service will provide various legal services and general legal oversight, as well as handle claims.

     g. Marketing and Sales.

     SCANA Service will offer to assist system companies in developing marketing strategies to promote their products and their brand names. Individual system companies may maintain independent marketing personnel to handle the day-to-day detail with respect to their marketing campaigns.

     h. Financial Services.

     The services offered will include corporate tax, treasury services, corporate accounting and reporting, hedging policy and oversight, financial planning and rates (for regulated Subsidiaries and other Subsidiaries that interact with regulators or regulated companies). The individual companies may maintain their own corporate and accounting group with SCANA Service providing advice and assistance on accounting matters, including the development of accounting practices, procedures and controls, the preparation and analysis of financial reports and the filing of financial reports with regulatory bodies, on a system-wide basis.

     i. Information System Services.

     SCANA Service will offer to provide the system with electronic data processing services.

     j. Executive.

     The members of SCANA's executive staff will work through SCANA Service to assist system companies in the formulation and execution of general plans and policies, including operations, issuances of securities, appointment of executive personnel, budgets and financing plans, expansion of services, acquisitions and dispositions of property, public relationships and other related matters.

     k. Investor Relations.

     SCANA Service will maintain relationships with the financial community, provide shareholders' services, and perform corporate secretarial functions for the benefit of system companies.

     l. Customer Services.

     SCANA Service will provide billing, mailing, remittance processing, call center and customer communication services for electric and gas customers.

     m. Purchasing.

     SCANA Service will provide procurement services.

     n. Risk Management.

     SCANA Service will provide insurance, claims, security, environmental and safety services.

     o. Telecommunications.

     SCANA Service will provide telecommunications services, the majority of which will be telephone equipment.

     p. Employee Services.

     SCANA Service will offer to assist system companies in developing employee relations policies and programs and to provide personnel training in a coordinated manner across the SCANA system. Each individual system company may maintain a human resources group to handle the individualized application of the policies and programs. SCANA Service will also provide employee communications, mail services, facilities management for the offices owned by the system companies and aviation services for efficient transportation of company personnel. SCE&G intends to transfer ownership in the employee service center located in Georgetown, South Carolina to SCANA Service to further its human resources function.

     In  accordance  with the  Services  Agreement,  services  provided by SCANA
Service will be directly assigned if possible or allocated as necessary by activity, project, program, work order or other appropriate basis. To accomplish this, employees of SCANA Service will record transactions utilizing the DMIS data capture and accounting system currently in place at SCANA. Costs of SCANA Service will be accumulated in accounts and directly assigned if possible or allocated as necessary to the appropriate system company in accordance with the guidelines set forth in the Services Agreement (Exhibit C-1). It is anticipated that SCANA Service will be staffed primarily by transferring personnel from SCANA, SCE&G and PSNC. SCANA Service's accounting and cost allocation methods and procedures are structured so as to comply with the Commission's standards for service companies in registered holding company systems. SCANA Service's billing system will use the "Uniform System of Accounts for Mutual Service Companies" established by the Commission for holding-company systems, as may be adjusted to use the FERC uniform system of accounts. Exhibit C-2 discusses the system and procedures that will be used to implement the Services Agreement. SCANA shall submit an amended service company policy and procedures manual to the Commission on or before July 31, 2000 in order to reflect changes in the policy and procedures of SCANA Service.

     As compensation for services, the Services Agreement will provide for the client companies to "pay to SCANA Service the cost of such services, computed in accordance with the applicable rules and regulations (including, but not limited to Rules 90 and 91) under the Act and appropriate accounting standards." Where more than one company is involved in or has received benefits from a service performed, the Services Agreement will provide that client companies will pay their fairly allocated pro rata share in accordance with the methods set out in a schedule to the Services Agreement. Thus, charges for all services provided by SCANA Service to affiliated utility companies, non-utility companies and the holding company will be on an "at cost" basis as determined under Rules 90 and 91 of the Act.

     No change in the organization of SCANA Service, the type and character of the companies to be serviced, the methods of allocating cost to associate companies, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until SCANA Service shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify

SCANA Service within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until SCANA Service shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

     SCANA will structure the Services Agreement so as to comply with Section 13 of the Act and the Commission's rules and regulations thereunder.

     Rule 88 (b) provides that "(a) finding by the commission that a subsidiary company of a registered holding company . . . is so organized and conducted, or is to be so conducted, as to meet the requirements of Section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by (Rule 90), will be made only pursuant to a declaration filed with the Commission on Form U-13- 1, as specified in the instructions for that form, by such company or the persons proposing to organize it." Notwithstanding the foregoing language, the Commission has on at least two recent occasions made findings under Section 13(b) based on information set forth in an application on Form U-1, without requiring the formal filing on a Form U-13-1. See Unitil Corp., 51 SEC Docket 562 (Apr. 24, 1992); CINergy Corp., 57 SEC Docket 2353 (Oct. 21,
1994). In this Application, SCANA has submitted substantially the same application information as would have been submitted in a Form U-13-1.

     Accordingly, it is submitted that it is appropriate to find that SCANA Service will be so organized and shall be so conducted as to meet the requirements of Section 13(b), and that the filing of a Form U-13-1 is unnecessary, or, alternatively, that this Application should be deemed to constitute a filing on Form U-13-1 for purposes of Rule 88.

     2. Other Services

     SCE&G, PSNC and other associate companies of SCANA request authorization to enter, from time to time, into leases of office or other space with other associate companies. Any such lease will comply with the requirements of Rules 87, 90 and 91. See Central Power & Light Company, Holding Co. Act Release No. 26408 (Nov. 13, 1995).

     SCE&G, GENCO and PSNC may also provide to one another services incidental to their utility businesses such as maintenance and emergency repairs and the services of personnel with specialized expertise. Except as otherwise provided below, these incidental services will be occasional in nature. These services will be provided at cost in accordance with the standards of the Act and Rules 87, 90 and 91 thereunder.

     As indicated above, because the Utility Subsidiaries will retain ownership of software they have developed or that involve some form of license agreement with third parties, other system companies will enter into license agreements to use this software. These license agreements will be structured in accordance with the requirements of Rules 87, 90 and 91. In addition, SCE&G will continue to provide billing system services to ServiceCare, Inc. and SCE&G and SCANA Communications, Inc. will cooperate on matters relating to ground leases and repair operations. Each of these services will be provided at cost as determined under Rule 90 and 91 of the Act.

     In addition, it is expected that SCE&G will transfer title to the system mainframe computer, certain related peripheral hardware and equipment and the employee training center in

Georgetown, South Carolina to SCANA Service to facilitate the provision of efficient coordinated services.

     In addition, Primesouth, Inc. maintains a contract with SCE&G whereby Primesouth, Inc. operates a power plant facility on behalf of SCE&G. The contract is priced "at cost" as determined under Rules 90 and 91 of the Act.

     Finally, South Carolina Fuel acquires, owns and provides financing to SCE&G's nuclear fuel, fossil fuel and sulfur dioxide emission allowance requirements. South Carolina Fuel enters into contracts with SCE&G to provide these fuel-related services to SCE&G. These services are provided "at cost" as determined under Rules 90 and 91 of the Act.

     G. Direct Stock Purchase and Dividend Reinvestment Plan, Incentive Compensation Plans and other Employee Benefit Plans

     SCANA proposes, from time to time during a period of three years from the date of an Order issued by the Commission, to issue and/or acquire in open market transactions or by some other method which complies with applicable law and Commission interpretations then in effect up to 10.0 million shares of SCANA common stock under SCANA's direct stock purchase and dividend reinvestment plan, certain incentive compensation plans and certain other employee benefit plans described below.

     1. Direct Investment and Dividend Reinvestment Plan

     SCANA maintains a dividend reinvestment plan with a direct stock purchase feature called the SCANA Investor Plus Plan ("SCANA Investor Plus"). SCANA Investor Plus will remain in effect following consummation of the Merger. Upon consummation of the Merger, PSNC will terminate its dividend reinvestment plan and participants in the PSNC plan will be eligible to become participants in SCANA Investor Plus.

     Set forth below is a description  of the principal  terms of SCANA Investor
Plus:

     SCANA Investor Plus offers shareholders the opportunity to buy, hold and sell shares of SCANA Corporation common stock. Any United States resident may purchase shares through this plan. Residents of some states will receive SCANA's information from a registered broker-dealer. The minimum initial investment is $250 for the purchase of shares by a person who is not currently a SCANA or SCE&G shareholder. Additional cash payments may be sent to SCANA. SCANA's minimum cash investment amount is $25 and the maximum is $100,000 in a calendar year. The current commission charge for purchasing shares is $.06 per share. The Plan purchases shares twice a month - usually on the 1st and 15th. All cash must be received at least two business days prior to a purchase date. Cash received and reinvested dividends are sent to the Plan's custodian (currently Merrill Lynch) on the purchase date. Plan shares are sold through the custodian weekly at a current commission charge of $.18 per share. A statement is sent each time there is activity in a shareholder's account.

     Since February 1, 1997, SCANA Investor Plus has acquired shares in the open market. All cash received for this Plan is used to buy shares for Plan participants.

     The total number of shares issued under this plan in 1998 was 720,154.

     A full statement of the current provisions of SCANA Investor Plus is included in SCANA's Registration Statement on Form S-3 (Exhibit E-1 hereto).

     2. Employee Stock-Based Plans

     (a) SCANA currently  maintains the following  employee  stock-based  plans:
SCANA Stock Purchase Savings Plan, SCANA Non-Employee Directors Plan and SCANA Performance Share Plan (the "SCANA Plans"). PSNC currently maintains several employee stock-based plans including the 1997 Nonqualified Stock Option Plan and Employee Stock Purchase Plan (collectively, the "PSNC Plans"). The SCANA Plans will remain in effect following consummation of the Merger. At the election of SCANA, one of the following things will happen with respect to the PSNC Plans immediately following consummation of the Merger:

     o SCANA and PSNC will take such action as may be necessary so that the PSNC Plans will provide for the issuance only of SCANA common stock and, with respect to outstanding options and/or awards, provide that the holder thereof shall be entitled to a number of shares of SCANA common stock, equal to the number such holder would have received if such option or award has been exercised prior to consummation of the Merger, with appropriate adjustments to the exercise price; or

     o PSNC shall use its best efforts to take all actions necessary and appropriate to provide that each outstanding option to purchase shares of PSNC Common Stock or other similar interest (collectively, the "PSNC Options") granted under any of the PSNC Plans, whether or not then exercisable or vested, shall be cancelled and, in exchange therefor, each holder of such PSNC Option shall receive an amount in cash in respect thereof as set forth in the Merger Agreement.

     Set forth below is a summary of certain features of each of the SCANA Plans, which summary is qualified by reference to each such plan (Exhibits E-2, E-3 and E-4 hereto):

     (b) SCANA Stock Savings Plan. Employees 18 years of age or more may participate in this plan and save up to 15% of their base salary on a pre-tax (401(K)) or after- tax basis. Employee investment choices currently include SCANA common stock or a money market fund. Employees are fully vested in the amounts they contribute to the plan. SCANA will match up to 6% of the employee's contribution, with the SCANA contribution being shares of

SCANA common stock. The SCANA contribution may not be withdrawn for two years following the year of contribution if the employee has less than five years of service with SCANA. Employees can make contribution rate changes once every 120 days and can change from pre-tax to after-tax (and vice versa) annually.

     (c) SCANA Non-Employee Directors Plan. The purpose of this plan is to promote the achievement of long-term objectives of SCANA by linking the personal interests of eligible directors, non-employee individuals who are members of SCANA's Board of Directors, to those of SCANA's shareholders and to attract and retain eligible directors of outstanding competence by mandating that each quarter 41% of the retainer fees of each participant be paid in SCANA common stock. This plan is a compensation plan pertaining only to said 41% of each participant's retainer fee and is not a pension or welfare benefit plan and is not a deferred compensation plan. SCANA common stock is purchased for this plan on the first day of each quarter as the quarterly retainer fees are paid. Shares are currently purchased through open market transactions. The total number of shares issued from this plan in 1998 was 2,940. The average number of shares issued annually in 1997 and 1998 was 2,784.

     (d) SCANA Performance Share Plan. SCANA's Performance Share Plan pays bonuses to executives based on SCANA's Total Shareholder Return ("TSR") relative to a group of peer companies over a three-year period. The peer group includes 84 electric and gas utilities, none of which has annual revenues of less than $100 million.

     TSR is the stock price increase over the three-year period plus cash dividends paid during the period, divided by stock price as of the beginning of the period. Comparing SCANA's TSR to the TSR of a large group of other utilities reflects SCANA's recognition that investors could have invested their funds in other utility companies and measures how well SCANA did when compared to others operating in similar interest, tax, economic and regulatory environments.

     Executives selected to participate in the Performance Share Plan are assigned target awards at the beginning of each three-year period based primarily on salary level, level of responsibilities and competitive practices. Awards under this plan represent a significant portion of executives' "at-risk" compensation. To provide additional incentive for executives, and to ensure that executives are only rewarded when shareholders gain, actual payouts may exceed the median of the market only when performance is above the 50th percentile of the peer group. For lesser performance, awards will be at or below the market median.

     Payouts occur when SCANA's TSR is in the top two-thirds of the peer group and vary based on SCANA's ranking against the peer group. Executives earn threshold payouts of 0.4 times target at the 33rd percentile of three-year performance. Target payouts will be made at the 50th percentile of three-year performance. Maximum payouts will be made at 1.5 times target when SCANA's TSR is at or above the 75th percentile of the peer group. No payouts will be earned if performance is at less than the 33rd percentile. Awards may be paid in stock or cash or a combination of stock and cash.

     The total number of shares issued from the plan in 1998 was 20,021. The average number of shares issued annually in 1997 and 1998 was 26,285.

     H. Tax Allocation Agreement

     The Applicants ask the Commission to approve the Tax Allocation Agreement. Approval is necessary because the Tax Allocation Agreement provides for the retention by SCANA of certain payments for tax losses that it has incurred, rather than the allocation of such losses to Subsidiaries without payment as would otherwise be required by Rule 45(c)(5). Exhibit K-1 is a copy of the proposed Tax Allocation Agreement.

     Provisions in a tax allocation agreement between a registered holding company and its subsidiaries must comply with Section 12 of the Act and Rule 45 thereunder. Rule 45(a) of the Act generally prohibits any registered holding company or subsidiary company from, directly or indirectly, lending or in any manner extending its credit to or indemnifying, or making any donation or capital contribution to, any company in the same holding company system, except pursuant to a Commission order. Rule 45(c) provides that no approval is required for a tax allocation agreement between eligible associate companies in a registered holding company system, that "provides for allocation among such associate companies of the liabilities and benefits arising from such consolidated tax return for each tax year in a manner not inconsistent with" the conditions of the rule. Of interest here, Rule 45(c)(5) provides that:

     The agreement  may,  instead of excluding  members as provided in paragraph
     (c)(4), include all members of the group in the tax allocation, recognizing negative corporate taxable income or a negative corporate tax, according to the allocation method chosen. An agreement under this paragraph shall provide that those associate companies with a positive allocation will pay the amount allocated and those subsidiary companies with a negative allocation will receive current payment of their corporate tax credits. The agreement shall provide a method for apportioning such payments, and for carrying over uncompensated benefits, if the consolidated loss is too large to be used in full. Such method may assign priorities to specified kinds of benefits. (Emphasis added.)

Under the rule, only "subsidiary companies," as opposed to "associate companies" (which includes the holding company in a holding company system), are entitled to be paid for corporate tax credits. However, if a tax allocation agreement does not fully comply with the provisions of Rule 45(c), it may nonetheless be approved by the Commission under Section 12(b) and Rule 45(a).

     In connection with the 1981 amendments to Rule 45, the Commission explained that the distinction between associate companies, on the one hand, and subsidiary companies, on the other, represented a policy decision to preclude the holding company from sharing in consolidated return savings. The Commission noted that exploitation of utility companies by holding companies through the misallocation of consolidated tax return benefits was among the abuses examined in the investigations underlying the enactment of the 1935 Act. Holding Co. Act Release No. 21968 (March 25, 1981), citing Sen. Doc. 92, Part 72A, 70th Congress, 1st Sess. at 477-482. It must be noted, however, that the result in Rule 45(c)(5) is not dictated by the statute and, as the Commission has recognized, there is discretion on the part of the agency to approve tax allocation agreements that do not, by their terms, comply with Rule 45(c) -- so long as the policies and provisions of the Act are otherwise satisfied. In this matter, where the holding company is seeking only to receive payment for tax losses that have been generated by it, the proposed arrangement will not give rise to the types of problems (e.g., upstream loans) that the Act was intended to address. Compare Section 12(a) of the Act.

     As a result of the Merger, SCANA will be creating tax credits that are non-recourse to the Subsidiaries. As a result, SCANA should retain the benefits of those tax credits. Accordingly, the Applicants request that the Commission approve the Tax Allocation Agreement.

     SCANA  requests  that  the  Commission   reserve   jurisdiction   over  the
implementation of the Tax Allocation Agreement until such time as the matter can be more fully considered by the

Commission. Until such time, the applicants have attached a copy of an interim Tax Allocation Agreement among SCANA and the Subsidiaries as Exhibit K-2 which shall govern the parties after the effective time of the Merger until such approval of the Tax Allocation Agreement.

     I. Filing of Certificates of Notification

     It is proposed that, with respect to SCANA, the reporting systems of the Securities Exchange Act of 1934, as amended (the "1934 Act") and the 1933 Act be integrated with the reporting system under the Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and SCANA. To effect such integration, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorizations granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application/Declaration. Such certificates of notification would be filed within 60 days after the end of the last calendar quarter, in which transactions occur.

     The Rule 24 certificates will contain the following information:

     a. If sales of common stock by SCANA are reported, the purchase price per share and the market price per share at the date of the agreement of sale;

     b. The total number of shares of SCANA common stock issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans hereafter adopted;

     c. If SCANA common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquiror;

     d. If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee;

     e. The amount and terms of any short-term debt issued by any Utility Subsidiary during the quarter;

     f. The amount and terms of any financings consummated by any Utility Subsidiary that are not exempt under Rule 52;

     g. A list of U-6B-2 forms filed with the Commission during the quarter, including the name of the filing entity and the date of filing;

     h. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including SCANA, that has engaged in jurisdictional financing transactions during the quarter; and

     i. Future registration statements filed under the 1933 Act with respect to securities that are subject of the Application/Declaration will be filed or incorporated by reference as exhibits to the next certificate filed pursuant to Rule 24.

     J. Statement Pursuant to Rule 54

     Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. SCANA does not, and after the Merger will not, retain any EWGs or FUCOs. Therefore, Rules 53(a), (b) and (c) are satisfied.

Item 2. Fees, Commissions and Expenses

Estimated Legal Fees and Expenses                $     35,000
Estimated Miscellaneous Expenses                        5,000
                                              ---------------
         Total                                  $      40,000

Item 3. Applicable Statutory Provisions

     Sections 6(a), 7, 9(a), 10, 12 and 13 of the Act and Rules 42, 43, 45, 52, 54 and 88 are considered applicable to the proposed transactions.

     To the extent that the proposed transactions are considered by the Commission to required authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

Item 4. Regulatory Approvals

     The SCPSC has jurisdiction over issuances of securities by SCE&G and GENCO, other than securities payable within one year of the date of issuance or the renewal of short-term obligations for a two-year or shorter period. The NCUC has jurisdiction over issuances of securities by PSNC, other than the issuance of notes with a maturity of two years or less or renewals thereof for a six-year or shorter period.

     Except as stated above, no state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

Item 5. Procedure

     The Applicants hereby request that there be no hearing on this Application/Declaration and that the Commission issue its order as soon as practicable after the filing hereof. On August 31, 1999, the Commission issued and published the requisite notice under Rule 23 with respect to this Application/Declaration; such notice specifying September 27, 1999 as the date by which comments may be entered and the date on which an order of the Commission granting and permitting the Application/Declaration to become effective may be entered by the Commission. On September 24, 1999, an intervention was filed with the Commission by Paul S. Davis; however, this intervention was withdrawn by Mr. Davis on December 15, 1999.

     The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6. Exhibits and Financial Statements

     Exhibits

     A-1 Restated Articles of Incorporation of SCANA as adopted on April 26, 1989 (Filed with the Commission as Exhibit 3-A to Registration Statement No. 33-49145 and incorporated by reference herein).

     A-2 Articles of Amendment of SCANA, dated April 27, 1995 (Filed with the Commission as Exhibit 4-B to Registration Statement No. 33-62421 and incorporated by reference herein).

     A-3 By-Laws of SCANA as revised and amended on December 17, 1997 (Filed with the Commission as Exhibit 3-C to Form 10-K for the year ended December 31, 1997 and incorporated by reference herein).

     B-1 Amended and Restated Agreement and Plan of Merger, dated as of February 16, 1999 and amended and restated as of May 10, 1999, by and among PSNC, SCANA, New Sub I, Inc. and New Sub II, Inc. (Filed with the Commission as Exhibit 10 to Form 8-K filed on May 14, 1999 and incorporated by reference herein).

     C-1  Form of Services Agreement between SCANA Service and each Subsidiary.

     C-2  Service Company Policy and Procedures.

     D-1 SCANA Indenture (Filed with the Commission as Exhibit 4A to SCANA's Registration Statement No. 33-32107 and incorporated by reference herein).

     E-1 SCANA Investor Plus Plan (Filed with the Commission by Registration Statement No. 333-86803 and incorporated by reference herein).

     E-2  SCANA  Stock  Purchase  Savings  Plan (Filed  with the  Commission  as
          Exhibit 4.3 to SCANA's Registration Statement No. 333-87281 and incorporated by reference herein).

     E-3  SCANA  Non-Employee  Directors  Plan  (Filed  with the  Commission  as
          Exhibit 4.3 to SCANA's Registration Statement No. 333-18973 and incorporated by reference herein).

     E-4 SCANA Performance Share Plan (Filed with the Commission as Exhibit 10.01(e) to Registration Statement No. 33-49333 and incorporated by reference herein).

     F-1  Opinion of counsel (Previously filed).

     G-1 Annual Report of SCANA on Form 10-K for the year ended December 31, 1998 (Filed with the Commission on March 18, 1999 and amended on April 27, 1999 and incorporated by reference herein).

     G-2 Quarterly Report of SCANA on Form 10-Q for the period ended March 31, 1999 (Filed with the Commission on May 17, 1999 and incorporated by reference herein).

     G-3 Quarterly Report of SCANA on Form 10-Q for the period ended June 30, 1999 (Filed with the Commission on August 13, 1999 and incorporated by reference herein).

     G-4 Quarterly Report of SCANA on Form 10-Q for the period ended September 30, 1999 (Filed with the Commission on November 15, 1999 and incorporated by reference herein).

     G-5 Annual Report of PSNC on Form 10-K for the fiscal year ended September 30, 1999 (Filed with the Commission on December 23, 1999 and incorporated by reference herein).

     G-6  Withdrawn.

     G-7  Withdrawn.

     G-8  Withdrawn.

     H-1  Proposed Form of Notice (Previously filed).

     I-1 Description of Existing Financing Arrangements and Orders - Utility Subsidiaries (Previously filed).

     I-2  Description   of  Existing   Financing   Arrangements   -  Non-Utility
          Subsidiaries (Previously filed).

     J-1  Form of Utility Money Pool Agreement.

     J-2  Form of Non-Utility Money Pool Agreement.

     J-3  Form of Utility Money Pool Promissory Note (Previously filed).

     J-4  Form of Non-Utility Money Pool Promissory Note (Previously filed).

     K-1  Form of Tax Allocation Agreement (Previously Filed).

     K-2  Interim Tax Allocation Agreement.

     L-1  Withdrawn.


     Financial Statements

     FS-1 SCANA  Unaudited  Pro  Forma  Condensed   Consolidated  Balance  Sheet
          (Previously filed).

     FS-2 SCANA Unaudited Pro Forma Condensed Consolidated Statement of Income and Cash Flow (Previously filed).

     FS-3 Notes to SCANA  Unaudited Pro Forma Condensed  Consolidated  Financial
          Statements (Previously filed).

     FS-4 SCANA  Consolidated  Balance  Sheet as of March 31, 1999  (included in
          Exhibit G-2).

     FS-5 SCANA Consolidated Statement of Income as of March 31, 1999 (included in Exhibit G-2).

     FS-6 SCANA  Consolidated  Balance  Sheet as of June 30, 1999  (included  in
          Exhibit G-3).

     FS-7 SCANA Consolidated Statement of Income as of June 30, 1999 (included in Exhibit G-3).

     FS-8 SCANA Consolidated Balance Sheet as of September 30, 1999 (included in
          Exhibit G-4).

     FS-9 SCANA  Consolidated  Statement  of Income  as of  September  30,  1999
          (included in Exhibit G-4).

     FS-10PSNC Consolidated  Balance Sheet as of September 30, 1999 (included in
          Exhibit G-5).

     FS-11PSNC  Consolidated  Statement  of  Income  as of  September  30,  1999
          (included in Exhibit G-6).

     FS-12 Withdrawn.

     FS-13 Withdrawn.

     FS-14 Withdrawn.

     FS-15 Withdrawn.

Item 7. Information as to Environmental Effects

     The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C.
Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Pre-effective Amendment No. 2 to the Application/ Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  February 14, 2000                       SCANA CORPORATION


                                                /s/ H. Thomas Arthur
                                               Name:  H. Thomas Arthur
                                               Title: Senior Vice-President
                                                      and General Counsel
                                      -55-